April 4, 2013

VIA EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li3 Energy, Inc.

Post-effective Amendment 1 to Registration Statement on Form S-1

Filed March 1, 2013

File No. 333-175329

Dear Mr. Ingram:

We hereby submit the responses of Li3 Energy, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 13, 2013, to Mr. Luis Saenz, the President and Chief Executive Officer of the Company, in regard to the above-referenced Post-effective Amendment 1 to Registration Statement on Form S-1.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months, the audited financial statements included in the registration statement were not updated previously as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.

Company Response: The Company is aware of the following sales that were made using the prospectus during the period in which the audited financial statements were not current:

Name of Seller	Date	Shares Sold	Sale Price	Price per Share
Cojack Investment Opportunities LLC	January 30, 2013	10,000	$481	$0.0481
Cojack Investment Opportunities LLC	January 30, 2013	45,000	$2,160	$0.048
Cojack Investment Opportunities LLC	February 1, 2013	10,000	$400	$0.04

We have contacted the Company’s transfer agent and other than as listed above, the Company is not aware of any offers or sales that were made using the prospectus during the period in which the audited financial statements were not current.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard I. Anslow, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Li3 Energy, Inc.

By:      /s/ Luis Saenz

            Luis Saenz

            President and Chief Executive Officer